February 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Farmmi, Inc.

Registration Statement on Form F-1

File No. 333-221569

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the underwriter, hereby join in the request of Farmmi, Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 10:30 AM (Eastern Standard Time) on Friday, February 16, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from February 5, 2018 to the date of this letter, the preliminary prospectus, dated February 5, 2018, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriter:	25
Copies to prospective dealers:	75
Copies to prospective institutional investors:	0
Copies to prospective retail investors and others:	400
Total:	500

We, the undersigned, confirm that we have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

ViewTrade Securities, Inc.

By:	/s/ Doug K. Aguililla
Name:	Doug K. Aguililla
Title:	Director, Investment Banking

Members FINRA & SIPC

7280 West Palmetto Park Road, #105, Boca Raton, FL 33433phone (561) 630-0306 * fax (561)338-6206

Boca Raton* Jersey City, NJ * Eureka Springs, AK